Bloomin’ Brands, Inc. (BLMN)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Vote against the misleading Proposal 4 and instead Vote for Proposal 6

The title of Proposal 4 is misleading because it needs an asterisk. From the title of proposal 4 shareholders are lead to believe that 25% of shares will henceforth be able to call for a special shareholder meeting. However the title of the proposal fails to reveal that all shares that are not owned for a full continuous year are 100% disqualified from calling for a special shareholder meeting. A shareholder must read 800-pages past the title to lean of this onerous restriction.

Thus a shareholder group which owns 25% of shares of Bloomin’ Brands for a full continuous year may discover that they own 40% of the shares when their shares owned for less than a full continuous year are included. Anytime a company with a diverse ownership like Bloomin’ Brands, where 40% of shares go thought the tedious process of calling for special meeting, this means that support for the agenda of a special meeting could be 60% or 70% if shareholders would only need to check a box to indicate their approval.

It is important that shares owned for less than a full continuous year have a right to call for a special shareholder meeting because those shares are often more informed about he prospects of Bloomin’ Brands because they recently made their investment decision.

The lockout of all shares owned for less than a full continuous year can serve as a poison pill to prevent shareholders from having a realistic right to call for special shareholder meeting. Worse than having no right at all is having a so-called right that is too difficult to use when it is most needed

This poison pill factor seems to be borne out because I know of no company that has ever cited one example of shareholders calling for special meeting at a company with diverse stock ownership that excludes all shares owned for less than a full continuous year.

Proposal 6 for a special shareholder meeting is the better proposal because it needs no asterisk since all shares can participate regardless of length of stock ownership.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.